
October 30, 2013

Via E-mail
Jeffrey DeNunzio
President and Chief Executive Officer
Wealth Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

      Re: **Wealth Acquisition, Inc.**
               Registration Statement on Form 10-12G
               Filed August 22, 2013
               File No. 000-55027

Dear Mr. DeNunzio:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Katherine Wray

                  Katherine Wray
                  Attorney-Advisor